ING Life Insurance and Annuity Company
Variable Annuity Account C

ING Flexible Income

Supplement dated November 25, 2005
to the Contract Prospectus and
Statement of Additional Information, each dated April 29, 2005, as supplemented

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information (SAI). You should read this Supplement along with the current Contract Prospectus and SAI.

Effective December 5, 2005, ING VP MagnaCap Portfolio (Class I) will be merged into the ING VP Value Opportunity Portfolio (Class I). After the close of business on December 2, 2005, all existing account balances invested in the ING VP MagnaCap Portfolio will be transferred to the ING VP Value Opportunity Portfolio. Accordingly, as a result of the merger, effective December 5, 2005 all references to the ING VP MagnaCap Portfolio in the contract prospectus and SAI are deleted.

ING Life Insurance and Annuity Company
Variable Annuity Account C

ING Flexible Income

Supplement dated November 25, 2005 to the
Contract Prospectus and Statement of Additional Information, each dated April 29, 2005

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information (SAI), each dated April 29, 2005, as supplemented. Please read it carefully and keep it with your current Contract Prospectus and SAI.

1. Effective October 31, 2005, ING Salomon Brothers Fundamental Value Portfolio changed its name to ING Davis Venture Value Portfolio. Accordingly, all references to ING Salomon Brothers Fundamental Value Portfolio in the Contract Prospectus and SAI are replaced with ING Davis Venture Value Portfolio.

2. The information for the ING Salomon Brothers Fundamental Value Portfolio appearing in the Fund Expense Table beginning on page 8 of the Contract Prospectus is deleted and replaced with the following to reflect changes in fund name and changes in fund fees and expenses effective October 31, 2005.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING Davis Venture Value Portfolio (Service Class)[7]	0.80%	--	0.35%	1.15%	--	1.15%

3. The information for ING Salomon Brothers Fundamental Value Portfolio appearing in Appendix II -- Description of Underlying Funds in the Contract Prospectus is deleted and replaced with the following to reflect changes in fund name, subadviser and principal investment strategies effective October 31, 2005.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Partners, Inc. -- ING Davis Venture Value Portfolio (formerly ING Salomon Brothers Fundamental Value Portfolio**)** **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Davis Selected Advisers, L.P.	A *non-diversified* portfolio that seeks long-term growth of capital. Under normal circumstances, invests majority of assets in equity securities issued by large companies with market capitalizations of at least $10 billion.